BioHarvest In Vitro testing Shows Proprietary Olive Cell Compound Reduces Fat Accumulation in Liver Cells

Non-Alcoholic Fatty Liver Disease (NAFLD) Affects 30-40% of U.S. Adults, Driving Significant Market Need for BioHarvest’s Future Olive Cell Product targeting Liver Health

Vancouver, British Columbia and Rehovot, Israel – March 4, 2025 - BioHarvest Sciences Inc., (Nasdaq: BHST) (FSE: 8MV0) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology process, today announced new ‘in vitro’ test results for the Company’s proprietary new Olive Cell compound, which showed reduced fat accumulation in human liver cells. Fat accumulation in the liver is a leading cause of non-alcohol fatty liver disease (NAFLD), which affects 30-40% of U.S. adults*. BioHarvest demonstrated that in human hepatic (liver) cells, the Olive Cell compound mitigated fat accumulation in a liver steatosis model as well as in experimental models of liver fibrosis. In addition, the Olive Cell compound also succeeded in reducing the level of collagen type 1 in XL-2 cells in an in-vitro fibrosis model.

The Company attributes the positive test results of reducing fat accumulation in liver cells to the high levels of Verbascoside (a plant-derived polyphenol with known anti-inflammatory properties that has been researched for a variety of effects on the liver) in BioHarvest’s Olive Cell compound. Hepatic fat accumulation can progress from simple NAFLD to non-alcoholic steatohepatitis (NASH) which includes hepatocellular injury, inflammation, and fibrosis.  In more severe cases, complications such as liver cirrhosis and hepatocellular carcinoma may arise. NASH, the more severe form of NAFLD, affects 3-5% of US adult population.

There are currently limited FDA-approved drugs specifically for NAFLD. Based on these results and additional studies to be conducted in 2025, the Company expects to begin selling the Olive Cell product in 2026 as a nutraceutical product, while continuing to explore the potential of partnering with a pharmaceutical company to provide the olive cell composition via a different regulatory path as part of its CDMO model.

The Company anticipates that this Olive Cell product will contain the highest levels of Verbascoside produced from olives in the global market. This unique compound was analyzed by Professor Maurizio Servili from University of Perugia, Italy, a leading worldwide expert of olive polyphenols.

BioHarvest’s Botanical Synthesis platform elicits and magnifies plant-produced molecules like Verbascoside and produces them in non-GMO plant cells at industrial scale. The Olive product will join VINIA® as part of the Company’s portfolio. VINIA®, a grape cell product that is high in Piceid Resveratrol, has been clinically shown to significantly dilate arteries, resulting in increased blood flow. The Company recently announced that VINIA® had surpassed $50M USD in sales, with over 50,000 active subscribers.

“Non-alcoholic fatty liver disease impacts over 100 million Americans, and as part of our mission to develop life-changing compounds from plants, we believe our Olive Cell Product will have the capacity to be a next-generation therapeutic solution for improving liver health in millions of American consumers” said Ilan Sobel, CEO of BioHarvest. “This product will be accretive to our nutraceuticals portfolio and will allow us to realize significant marketing and sales synergies with VINIA®, which has already over 50,000 active subscribers today”.

“in vitro” Testing Details

In these BioHarvest tests, ‘in vitro’ models on human hepatic cells demonstrated that the Olive Cell compound mitigated fat accumulation in a liver steatosis model as well as in experimental models of liver fibrosis. The tests were conducted using an in-vitro model of Oleic acid (OA)-induced lipid accumulation in HepG2 cells, which is commonly used as a model for studying NAFLD.  In addition to mitigating lipid accumulation in the liver steatosis model, the Olive Cell compound also succeeded in reducing the level of collagen type 1 in XL-2 cells in an in-vitro fibrosis model.

 About VINIA®

VINIA® is the first commercial nutraceutical product derived from the Botanical Synthesis platform and is clinically proven to improve blood flow, which enhances physical energy and mental alertness. VINIA® contains multiple polyphenols, including Piceid Resveratrol, which is 25x more soluble in water than regular resveratrol. VINIA® significantly dilates arteries by increasing Nitric Oxide levels in the blood (which act as a vasodilator) and by reducing the Endothelin-1 levels in the blood (which act as a vasoconstrictor). VINIA® currently has over 8,000 verified online reviews and an average 4.8/5** consumer rating. To learn more, please visit www.vinia.com.

*https://liverfoundation.org/wp-content/uploads/2022/06/ALF-NAFLD-NASH-Infographic.pdf

**BioHarvest encourages all customers to leave honest and uncensored feedback. Customers receive a 30-day supply when they submit a review, whether positive or negative.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This press release may contain “forward-looking statements”. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “may,” “future,” “plan” or “planned,” “will” or “should,” “expected,” “anticipates,” “draft,” “eventually” or “projected.” In particular , without limiting the generality of the foregoing, there is no assurance that the company will be able to partner with a pharmaceutical company to develop an FDA approved drug , such event is subject to uncertainties such as limited budgets for this type of drug development,  acceptance by pharmaceutical company scientists of the potential for the compound as a drug and the potential market for the drug as well as the usual uncertainties related to clinical trials. In addition there is no assurance that the successful marketing program for Vinia will achieve the same or similar results for the olive cell product as such result depends on consumer preferences, consumer acceptance of potential health benefits, pricing and other similar factors.

You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and any other risks identified in other filings made by the Company with the Securities and Exchange Commission".

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us